UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Management Realignment

On July 15, 2024 the Company issued a press release entitled “Sol-Gel Technologies Announces Management Realignment”.

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated July 15, 2024

Proxy Materials for Annual Shareholder Meeting

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by Sol-Gel Technologies Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming 2024 annual general meeting of shareholders, which is scheduled to be held on August 27, 2024:

Exhibit 99.2	Notice of 2024 Annual General Meeting, and Proxy Statement, each dated July 15, 2024.

Exhibit 99.3	Proxy Card for shareholders of record as of July 15, 2024.

The content of this report on Form 6-K (including the information contained in, Exhibits 99.1, 99.2 and 99.3 but excluding quotes of senior management of the Company in Exhibit 99.1) are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: July 15, 2024,	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer